
BUSINESS GROWTH
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Lacramioara Schulte, Ph.D., MBA · 3rd

Co-Founder at Blue Orange Accelerator & Partner at The Underdog

Gainesville, Florida · 500+ connections · Contact info

Blue Orange Acceler

Massachusetts Insti Technology

Experience

Co-Founder
Blue Orange Accelerator
Jan 2020 – Present · 8 mos
Gainesville, Florida Area

We invest in high potential founders of agrotech startups by providing seed capital and hands-on, customized business training. www.blueorangeaccelerator.com

Partner
The Underdog
Dec 2019 – Present · 9 mos
Gainesville, Florida Area

We use rigurous research, creative marketing and data analytics to establish your company as the top dog authority.

Managing Director
DEEP LENSES
2019 – Nov 2019 · less than a year
Gainesville, Florida Area

Better decisions through data analytics and modeling

Chief Operating Officer
Smart Tire Recycling, Inc.
2016 – Feb 2018 · 2 yrs
Greater Pittsburgh Area

Founder
Shtrands
2015 – 2018 · 3 yrs
Pittsburgh, PA

Shtrands is a retail technology platform that recommends and delivers personalized luxury hair care regimens to women.
Born from the candid idea that we are all different (so does our hair), our vision is to become the entrust personal hair care professional at home for our customers, and an efficie ...see mor



Personalized hair care regimens

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Education

Massachusetts Institute of Technology
Master of Business Administration (M.B.A.), Innovation and Entrepreneurship
2012 – 2014

University of Florida
Ph.D., Chemistry - Nanotechnology

Universitatea „Politehnica” din București
B.S., Chemical Engineering

Volunteer Experience

Mentor
LaunchX: High School Entrepreneurship Programs
Sep 2017 – Present • 3 yrs
Education

LaunchX gives high-school students the skills and mindset to start real companies.
The signature program prepares students for real world success through entrepreneurship, by bringing ambitious youth together from around the globe to build a startup on a team of peer founders.